                                                                                                                                             February 28, 2007

Annual Results -- 2006
Strong Performance In All Areas

•   Operating margin: 16.3%, +60 bp

•   Revenue: €4,386 million, +6.3%

•   Organic growth: +5.6%

•   Net income excluding minorities: €443 million, +15%

•   Free cash flow: €544 million, +14%

•   Average net debt: €636 million, down 31%

•   Diluted Headline EPS: €2.01, +24%

•   Dividend: €0.50, +39%

Commenting on these results, Publicis Groupe Chairman and CEO Maurice Lévy said:

“Publicis Groupe teams have not only kept all their commitments, but—once again—surpassed them.

Our 2006 results are further confirmation of the effectiveness of the strategy we have pursued over recent years. Strong organic growth and net new business are especially satisfactory as they follow the extraordinary records set in 2005. Operating margin came in at 16.3% of revenue, a record high for our industry, while vigorous cash generation resulted in free cash flow of over €500 million.

The strength of our financial performance has allowed Publicis Groupe to engage in major strategic moves, notably marked by the acquisition of Digitas. This vaults us to a leading global position in digital and interactive communications.

Beyond the performance of the Digitas business itself, this new segment will be a driver for future growth through additions to our worldwide offering and consolidation of our strengths as a world leader in media services and healthcare communications.

Finally, we are well placed to make the most of robust growth in emerging markets, where we will be continuing acquisitions as opportunities arise.

The bulk of our revenue is now drawn from segments where growth is significantly higher than in the worldwide advertising market. I am thus confident about the future of our Groupe, and in particular about the 2007 fiscal year.”

A dividend of €0.50 per share, 39% higher than that distributed in 2006, will be submitted for the approval of shareholders at the General Meeting to be held at 10 a.m. on Monday, June 4, 2007.

Maurice Lévy, Chairman and CEO, presented the financial statements and management report for 2006 to the Supervisory Board of Publicis Groupe at its meeting presided by Elisabeth Badinter on February
27, 2007.

Key figures, € millions

	2005	2006	Rise

Revenue	4, 127	4, 386	+ 5.6%
			(organic)

Operating margin before	765	820	+7%
depreciation and amortization
As a % of revenue	18.5%	18.7%

Operating margin	649	713	+10%
As a % of revenue	15.7%	16.3%

Net income excluding minority	386	443	+ 15%
interests

Diluted Headline EPS	€1.62	€2.01	+ 24%

Proposed dividend per share	€0.36	€0.50	+ 39%

I. Highlights of 2006

• Firm organic growth

2006 revenue of €4,386 million were up 5.6% at constant scope of consolidation and exchange rates (i.e., organic growth), a solid and sustained increase. Significantly, all geographical regions contributed, with organic growth 5% in Europe, 5.1% in North America, 5.3% in the Asia-Pacific area, 9.3% in Latin
America and 20% in Africa-Middle East.

•           Satisfactory performance in net new business

Net new business won in 2006 came to $3.3 billion, with new accounts including Renault (extension to seven new markets in Latin America and the Baltic countries), Sanofi-Aventis/Pasteur Vaccines (global)
Orange (Europe), Marriott (Asia), Kraft (marketing services, Europe), JC Penney (US), Wal-Mart (in-store marketing, US), Sony Ericsson (global) and Crowne Plaza Hotels & Resorts (US) in advertising and
SAMS sectors, while in media buying and consultancy they included Washington Mutual (US), Oracle
(global), Avaya (global), Del Monte (Europe) and Beam Global Spirits & Wine (global).

•           Operating margin sets new record

Operating margin increased to 16.3% -- the strongest showing in the entire industry, representing a rise of 60 basis points from 2005 level of 15.7%. This exceeded our targets, and reflects an overall reduction in Groupe operating expense associated with rationalization of structures and a decline in depreciation and amortization charges.

The rise was achieved despite an additional €28 million charge for Sarbanes-Oxley compliance.

Progress on the Horizon Program for the rationalization of business structures across units continued
during the year.

•           Net income up 14.8%

Net income increased 14.8% to €443 million in 2006, while headline net income rose an even stronger
28% to €452 million.

This performance was essentially attributable to vigorous improvement in operating margin and a steep
€42 million reduction in net interest and related expense. At the same time, reorganization of the
Groupe's legal structure and a reduction in the number of entities helped to bring the effective tax rate down from 32% to 30.2%, meeting the Groupe's target one year ahead of schedule.

•           Diluted Headline EPS up 24%

Diluted headline EPS increased 24% to €2.01 in 2006, while diluted EPS rose 12% from €1.76 to
€1.97.

•           Further steep decline in average net debt

The Groupe's average net debt in 2006 was cut by a third, to €636 million. This was achieved on top of the €200 million paid out for the redemption of 80% of the equity warrants issued in connection with the
Bcom3 acquisition in 2002. The ratio of net debt to equity was unchanged from the end of the previous year at 0.10.

•           Free cash flow over $500 million

As already announced, the Groupe continued its Focus on Cash program to generate free cash flow of
€544 million before changes in working capital requirement. This strong performance, a 13.8%
increase over 2005 levels, reflects strong growth in cash flow from operations and tight control of capital expenditure. It demonstrates the Groupe's ability to consistently generate free cash flow of at least €400 million to €500 million a year before changes in working capital requirement.

•           Steep dividend Increase of 39%

The proposed dividend to be submitted to shareholders at the General Meeting on June 4 is €0.50 per share, 39% more than in 2005, and setting the payout ratio at 24%. The dividend will be made payable on July 4, 2007.

II. Strategy and outlook

•           A major strategic move into digital/interactive communications

Digital communications generally and interactive communications in particular are now omnipresent in consumers' daily lives, creating new challenges and opportunities for local and global brands. To help clients meet these challenges, Publicis Groupe has made winning a leading position in digital communications worldwide a top strategic priority.

This means integrating digital capabilities at every level of the Groupe’s activities, with action focused on:

-  Acquisitions to accelerate worldwide deployment of business strength and expertise

-  Bolstering support for in-house development of new highly innovative competencies

-  Deriving 25% of total revenue from digital, interactive and mobile activities by 2010

-->        Digitas acquisition—the cornerstone for the construction of Publicis Groupe' worldwide digital offering

The acquisition of Digitas finalized at the end of January 2007, gives Publicis Groupe an ideal base for expansion in digital communications, and will provide critical expertise for the Groupe's holistic offering around the world.

Under the leadership of David Kenny, Digitas CEO and a member of the Publicis Groupe Executive
Committee, worldwide growth in digital and interactive business will be driven by:

- Training and recruitment of new digital talent

- An active policy of targeted acquisitions, particularly in Europe and Asia.

-->        Consolidating leadership in media agencies, a key strength for expansion in digital communications

Publicis Groupe has successfully anticipated the shift to digital communications in an increasingly complex and fragmented media landscape. In line with this trend, consultancy services account for a growing proportion of the Groupe's media revenue, reflecting the need for highly specialized expertise as information flows take ever more varied routes.

In addition to ongoing investment in proprietary resources, Publicis Groupe's media businesses are continuing to expand in digital communications through innovative entities such as Denuo, Moxie interactive or Pôle Nord.

Media agencies now represent 26% of Groupe revenue and is set for further strong growth. An unprecedented amount of new business won at the beginning of 2007, including Wal-Mart, Fox
Entertainment and Wendy's, is further reinforcing Publicis Groupe's global lead in media buying and consultancy.

-->        Healthcare communications reinforce digital offerings

Operating in a segment where demand for digital and interactive marketing services is particularly strong, Publicis Healthcare Communications Group (PHCG) has consolidated its position as global leader in healthcare communications. The already sizeable digital component in the PHCG offering will be further reinforced by leveraging the capabilities of Digitas and its Medical Broadcasting
Company (MBC) agency. This will lead to new and innovative responses to the needs of large pharmaceutical firms, which continue to drive demand. PHCG intends to further strengthen the competitive advantages of its global leadership in the sector through pursuing targeted acquisitions.

•           Growth in emerging markets continues

With growth rates double the Groupe average, our activities in emerging markets are a powerful driver for Publicis Groupe. This presence is marked by:

- 15,000 staff members, representing nearly all Group competencies

- Strong market positions in China, Russia, Turkey, Mexico and Brazil.

Publicis Groupe aims to accelerate growth in these markets through the pursuit of targeted acquisitions focusing on marketing services, healthcare communications and interactive communications,

Publicis Groupe aims to generate 25% of its annual revenue in emerging markets by 2010.

III. Outlook for 2007

•           A promising start for the year in net new business

Net new business booked in January alone totalled almost $2 billion, the strongest start of a year in the Groupe’s history.

•           Favorable growth prospects

As already announced on publication of 2006 revenue, the growth of business in Europe and the US should be comparable to levels recorded in 2006, while growth in emerging markets is expected to show further acceleration in 2007.

•           2008 operating margin target confirmed

Following a renewed rise in 2006, Publicis Groupe confirms its target for operating margin rate at
16.7%, including allowance for the impact of the Digitas acquisition, in 2008.

* *

*

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi &
Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.
Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com

Publicis Groupe Contacts:

     Pierre Bénaich, Investor Relations: +33 1 44 43 65 00
Eve Magnant, Corporate Communications: +33 1 44 43 70 25

Consolidated Financial Statements
Year ended December 31, 2006

Consolidated Income Statement

Millions of euros	2006	2005	2004

Revenue	4,386	4,127	3,832
Personnel expenses	(2,630)	(2,454)	(2,271)
Other operating expenses	(936)	(908)	(862)
Operating margin before depreciation and amortization	820	765	699
Depreciation and amortization expense (excluding intangibles arising
on acquisition)	(107)	(116)	(119)
Operating margin	713	649	580
Amortization of intangibles arising on acquisition	(22)	(23)	(29)
Impairment	(31)	(33)	(215)
Non-current income (expense)	29	59	(10)
Operating income	689	652	326
Cost of net financial debt	(36)	(78)	(108)
Other financial income (expense)	(14)	(14)	(6)
Income of consolidated companies before taxes	639	560	212
Income taxes	(192)	(157)	(112)
Net change in deferred taxes related to the OBSA/CLN transactions
and deferred tax assets related to the conversion to IFRS	-	-	198
Net income of consolidated companies	447	403	298
Equity in net income of non-consolidated companies	22	11	6
Net income	469	414	304
Net income attributable to minority interests	26	28	26
Net income attributable to equity holders of the parent	443	386	278

Per share data (in euros)

Number of shares	209,611,690	210,415,990	210,535,541
Net earnings per share	2.11	1.83	1.32
Number of shares – diluted	240,064,428	233,816,994	233,984,337
Net earnings per share – diluted	1.97	1.76	1.29

Consolidated Balance Sheet, Dec. 31

Millions of euros	2006	2005(1)	2004(1)

Assets

Goodwill, net,	2,840	2,883	2,623
Intangible assets, net	693	763	740
Property and equipment, net	511	580	609
Deferred tax assets	186	230	373
Investments accounted for by the equity method	44	33	17
Other financial assets	118	118	143
Non-current assets	4,392	4,607	4,505

Inventory and costs billable to clients	688	580	437
Accounts receivable	4,214	4,145	3,368
Other receivables and other current assets	413	446	364
Cash and cash equivalents	1,920	1,980	1,186
Current assets	7,235	7,151	5,355

Total assets	11,627	11,758	9,860

Liabilities and shareholders’ equity

Capital stock	79	79	78
Additional paid-in capital and retained earnings	2,001	1,977	1,543
Shareholders’ equity	2,080	2,056	1,621
Minority interests	27	20	31
Total equity	2,107	2,076	1,652

Long-term financial debt (more than 1 year)	1,911	1,913	1,492
Deferred tax liabilities	216	220	365
Long-term provisions	509	582	550
Non-current liabilities	2,636	2,715	2,407

Accounts payable	5,192	5,030	4,000
Short-term financial debt (less than 1 year)	203	224	273
Income taxes payable	149	263	206
Short-term provisions	116	120	106
Other creditors and other current liabilities	1,224	1,330	1,216
Current liabilities	6,884	6,967	5,801

Total liabilities and shareholders’ equity	11,627	11,758	9,860

(1)    after changes in accounting policies in respect of :
         - recognition of actuarial gain and losses on pension obligations
         - classification of receivables and payables on media buying transactions

Consolidated Cash Flow Statement

Millions of euros	2006	2005	2004

I- Cash flows from operating activities
Net income	469	414	304
Income taxes	192	157	(86)
Cost of net financial debt	36	78	108
Capital (gains) losses on disposal (before tax)	(27)	(58)	10
Depreciation, amortization and impairment on property and
equipment and intangible assets	160	172	363
Non-cash expenses on stock options and similar items	16	20	20
Other non-cash income and expenses	11	11	13
Equity in net income of unconsolidated companies	(22)	(11)	(6)
Dividends received from equity accounted investments	19	9	7
Restructuring expenditure	(18)	(30)	(79)
Taxes paid	(229)	(167)	(114)
Interest paid	(85)	(93)	(73)
Interest received	74	44	46
Change in working capital requirements (1)	(3)	74	264
Net cash provided by operating activities	593	620	777
II- Cash flows from investing activities
Purchases of property and equipment and intangible assets	(81)	(83)	(104)
Proceeds from sale of property and equipment and intangible
assets	32	8	3
Proceeds from sale of investments and other financial assets, net	(3)	7	468
Acquisitions of subsidiaries	(58)	(71)	(124)
Disposals of subsidiaries	11	98	-
Net cash flows provided by (used in) investing activities	(99)	(41)	243
III- Cash flows from financing activities
Dividends paid to parent company shareholders	(66)	(55)	(47)
Dividends paid to minority shareholders of subsidiaries	(23)	(19)	(23)
Cash received on new borrowings	19	747	455
Reimbursement of borrowings	(52)	(460)	(1,307)
Net (purchases)/sales of treasury stock and equity warrants	(264)	7	(9)
Cash received on hedging transactions	36	-	-
Net cash flows provided by (used in) financing activities	(350)	220	(931)
IV- Impact of exchange rate fluctuations	(139)	72	(39)
Net change in consolidated cash flows (I + II + III + IV)	5	871	50

Cash and cash equivalents at January 1	1,980	1,186	1,415
Bank overdrafts at January 1	(95)	(172)	(451)
Net cash and cash equivalents at beginning of year	1,885	1,014	964

Cash and cash equivalents at December 31	1,920	1, 980	1,186
Bank overdrafts at December 31	(30)	(95)	(172)
Net cash and cash equivalents at end of year	1,890	1,885	1,014
Net change in cash and cash equivalents	5	871	50
(1) Breakdown of change in working capital requirements
Change in inventory and costs billable to clients	(152)	(97)	(47)
Change in accounts receivable and other receivables	(338)	(391)	76
Change in accounts payable, other creditors and provisions	487	562	235
Change in working capital requirements	(3)	74	264

Statement of Changes in Consolidated Shareholders’ Equity

					Gains and
	Millions of euros		Additional	Reserves	losses	Shareholders’ Minority		Total equity
Number of		Capital	paid-in	and retained recognized		equity	interests
shares		stock	capital	earnings	through
					equity

182,365,864	January 1, 2004 after deduction of treasury stock	78	2, 557	(1, 291)	154	1 ,498	28	1, 526

	Gains and losses recognized through equity				(124)	(124)	(1)	(125)
	Net income for the year			278		278	26	304

	Total recognized income and expenses for the year			278	(124)	154	25	179

92,808	Increase in capital stock of Publicis Groupe SA
	Dividends paid		(20)	(27)		(47)	(23)	(70)
	Share-based compensation			20		20		20
	Effect of changes in scope of consolidation and of commitments
	to purchase minority interests						1	1
	Reversal of Saatchi & Saatchi provisions			2		2		2
	Reversal of Italian Bond provisions			3		3		3
(370,454)	Purchases/sales of treasury stock			(9)		(9)		(9)

182,088,218	December 31, 2004 after deduction of treasury stock	78	2, 537	(1, 024)	30	1 ,621	31	1, 652

	Gains and losses recognized through equity				88	88	5	93
	Net income for the year			386		386	28	414

	Total recognized income and expenses for the year			386	88	474	33	507

1,637,949	Increase in capital stock of Publicis Groupe SA	1	47	(48)
	Dividends paid			(55)		(55)	(19)	(74)
	Share-based compensation			20		20		20
	Buyback of equity warrants (BSA)			(2)		(2)		(2)
	Additional interest on Oranes			(2)		(2)		(2)
	Partial early redemption of the 2018 Oceane (equity component)			(9)		(9)		(9)
	Effect of changes in scope of consolidation and of commitments
	to purchase minority interests						(25)	(25)
343,079	Purchases/sales of treasury stock			9		9		9

184,069,246	December 31, 2005 after deduction of treasury stock	79	2, 584	(725)	118	2, 056	20	2 ,076

	Gains and losses recognized through equity				(103)	(103)	(4)	(107)
	Net income for the year			443		443	26	469

	Total recognized income and expenses for the year			443	(103)	340	22	362

1,600,219	Increase in capital stock of Publicis Groupe SA	-	47	(47)
	Dividends paid			(66)		(66)	(23)	(89)
	Share-based compensation			16		16		16
	Buyback of equity warrants (BSA)			(201)		(201)		(201)
	Additional interest on Oranes			(1)		(1)		(1)
	Effect of changes in scope of consolidation and of commitments
	to purchase minority interests						8	8
(2,065,587)	Purchases/sales of treasury stock			(64)		(64)		(64)

183,603,878	December 31, 2006 after deduction of treasury stock	79	2, 631	(645)	15	2, 080	27	2,107

Definitions and Notes

Net Debt to Equity ratio: net debt at year end as a percentage of shareholder’s equity including minority interests.

Average net debt: yearly average of net debt of each month for the year.

Free cash flow: cash flow from operations after net capital expenditure, excluding acquisitions.

	2005	2006
Cash Flow from operations	593	620
Capital expenditures	(52)	(68)
Free Cash Flow	541	552
Deduction of change in WCR	3	(74)
Free Cash Flow excluding change in WCR	_________ 544	_________ 478

Net New Business: this figure does not result from financial reporting, but is based on an estimate of annualized advertising media spending on new business, net of losses, from new and existing clients.

2005 Revenue	4,127
Currency Impact	(8)
Acquisitions / disposals	32
2005 Revenue @ 2006
rates and structure (a)	4,151
2006 Revenue (b)	4,386
Organic Growth (b)/(a)	5.6%

Operating margin rate: operating margin as a percentage of revenue.

Headline Net Income

Earnings Per Share and Diluted Earnings Per Share

		2006	2005	2004

Net income used for the calculation of
earnings per share

(Millions of euros)
	a
Net income attributable to equity holders of the parent		443	386	278

Impact of dilutive instruments:

- Savings in financial expenses related to the conversion of
debt instruments, net of tax (1)		31	25	23
Net income attributable to equity holders of the parent -	b
diluted		474	411	301

Number of shares used for the calculation of
earnings per share

Average number of shares in circulation		183,576,207	182,818,378	182,410,541

Shares to be issued to redeem the Oranes		26,035,483	27,597,612	28,125,000
	c
Average number of shares used for the calculation		209,611,690	210,415,990	210,535,541

Impact of dilutive instruments: (2)
- Effect of exercise of dilutive stock options		1,736,783	228,591	276,383
- Effect of the exercise of the equity warrants		59,208	-	-
- Shares resulting from the conversion of the convertible
bonds (1)		28,656,747	23,172,413	23,172,413
	d
Number of shares - diluted		240,064,428	233,816,994	233,984,337

(en euros)
Earnings per share	a/c	2.11	1.83	1.32

Earnings per share – diluted	b/d	1.97	1.76	1.29

(1)	In 2004 and 2005, only the 2008 Oceanes are taken into account for the calculation of diluted earnings per share; in 2006, both the 2008 and 2018 Oceanes are taken into account in the calculation;
(2)	Only the equity warrants and stock options with a dilutive effect, being those whose exercise price is greater than the average share price for the year, are taken into consideration.

Headline earnings per share (basic and diluted)

		2006	2005	2004

Net income used for the calculation of headline (1)
earnings per share

(Millions of euros)
Net income attributable to equity holders of the parent		443	386	278

Items excluded:

- Amortization of intangibles arising on acquisition, net of tax		13	14	18
- Impairment, net of tax		23	24	164
- Sale of the Saatchi & Saatchi building (Ile de la Jatte)		(27)	-	-

- Capital gains, net of tax, on the sale of JCDecaux Netherlands,
VKM, Sopact and 33 % of Metrobus.		-	(87)	-
- Capital loss on the early redemption of the Oceane 2018, net of
tax		-	16	-
- Capital gains on the OBSA/CLN transactions, net of tax		-	-	(134)
- Deferred tax assets related to conversion to IFRS		-	-	(57)

Adjusted net income attributable to equity holders of the parent	e	452	353	269
Impact of dilutive instruments:

- Savings in financial expenses related to the conversion of debt
instruments, net of tax		31	25	23
Headline net income attributable to equity holders of the parent –
diluted	f	483	378	292

Number of shares used for the calculation of
earnings per share

Average number of shares in circulation		183,576,207	182,818,378	182,410,541
Shares to be issued to redeem the Oranes		26,035,483	27,597,612	28,125,000

Average number of shares used for the calculation	c	209,611,690	210,415,990	210,535,541

Impact of dilutive instruments:
- Effect of exercise of dilutive stock options		1,736,783	228,591	276,383
- Effect of the exercise of the equity warrants		59 208	-	-
- Shares resulting from the conversion of convertible bonds		28,656,747	23,172,413	23,172, 413

Number of shares - diluted	d	240,064,428	233,816,994	233,984,337
(In euros)
Headline earnings per share	e/c	2.16	1.68	1.28

Headline earnings per share - diluted (1)	f/d	2.01	1.62	1.25
(1) Earnings per share before amortization of intangibles arising on acquisition, impairment, capital gain (loss) on the disposals of the Ile de la Jatte building, JCDecaux Netherlands and 33 % of Metrobus/ redemption of Oceane 2018/ the OBSA/CLN transactions (net of tax) and the recognition of deferred tax assets related to conversion to IFRS.